Voting Rights Announcements | 20 July 2023 16:00 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 20.07.2023 / 16:00 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News – a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer 2. Reason for notification 3. Details of person subject to the notification obligation 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72   Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments   Change of breakdown of voting rights   Other reason: Legal entity: Bank of America Corporation City of registered office, country: Wilmington, DE, United States of America (USA)

5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG   17 Jul 2023   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 2.89% 4.79% 7.68% 34231943 Previous notification 0.70% 5.11% 5.80% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 983679 0.00% 2.87 % US6177602025 0 5716 0.00% 0.02 % Total 989395 2.89 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Right to Recall Common Stock n/a n/a 1501 0.00 % Rights of Use Common Stock n/a n/a 846779 2.47 % Rights of Use Depositary n/a n/a 121037 0.35%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation Receipt     Total 969317 2.83 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Swaps 31/08/2023 – 26/05/2026 n/a Cash 293742 0.86 % Put Option 19/12/2025 n/a Physical 375000 1.10 %       Total 668742 1.95 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) Bank of America Corporation % % % NB Holdings Corporation % % % BofAML Jersey Holdings Limited % % % BofAML EMEA Holdings 2 Limited % % %

ML UK Capital Holdings Limited % % % Merrill Lynch International % % % – % % % Bank of America Corporation % % % NB Holdings Corporation % % % BAC North America Holding Company % % % Bank of America, National Association % % % – % % % Bank of America Corporation % % % NB Holdings Corporation % % % BofA Securities, Inc % % % – % % % Bank of America Corporation % % % NB Holdings Corporation % % % BofA Securities, Inc % % % Merrill Lynch Professional Clearing Corp. % % % – % % % Bank of America Corporation % % % NB Holdings % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date 20.07.2023 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com Corporation BAC North America Holding Company % % % Bank of America, National Association % % % U.S. Trust Company of Delaware % % % Proportion of voting rights Proportion of instruments Total of both % % %   19 Jul 2023

  End of News EQS News Service